UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

flooidCX Corp.
(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

33974L 106

(CUSIP Number)

RICHARD HUE

1282A Cornwall Road

Oakville, Ontario

Canada L6J 7W5

(855) 474.7384; Ext: 28

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 33974L 205	Page 2 of 5

1	NAMES OF REPORTING PERSONS: Richard Hue I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND

CUSIP Number 33974L 205	Page 3 of 5

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Richard Hue is referred to herein as the “Reporting Person”.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”) of flooidCX Corp. (formerly Gripevine Inc.), a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1282A Cornwall Road, Oakville, Ontario, Canada L6J 7W5.

Item 2. Identity and Background

(a) Name:

This statement is filed by Richard Hue.

(b) Residence or business address:

The business address of the Reporting Person is 1282A Cornwall Road, Oakville, Ontario, Canada L6J 7W5.

(c) Present principal occupation and employment

Businessman.

(d) Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Canada.

Item 3. Source and Amount of Funds or Other Consideration

Effective July 15, 2022, the Reporting Person and his spouse sold all of their interests the Issuer.

Item 4. Purpose of Transaction

Effective July 15, 2022, the Reporting Person and his spouse sold all of their interests the Issuer, which constituted a majority voting interest in the Issuer.  As part of the transaction, the Issuer transferred its subsidiary to the Reporting Person and the existing officers and directors of the Issuer resigned.

CUSIP Number 33974L 205	Page 4 of 5

Item 5. Interest in Securities of the Issuer

(a)	As of July 15, 2022, the Reporting Person does not own any shares or rights to acquire shares of the Issuer.

(b)	As of July 15, 2022 the Reporting Person did not possess any voting or dispositive power.

(c)

The Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof, except as described in Item 3 above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	The Reporting Person is no longer the beneficial owner of more than five percent of the Issuer’s outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP Number 33974L 205	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022	By:	/s/ Richard Hue
Richard Hue